SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 14, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 14, 2014 regarding “Ericsson’s Annual General Meeting 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 14, 2014

PRESS RELEASE APRIL 11, 2014

ERICSSON’s Annual General MEETING 2014

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (“AGM”) was held on April 11, 2014 in Stockholm.

Dividend

The proposed dividend of SEK 3 per share was approved by the AGM. The record day for dividend was set to Wednesday, April 16, 2014. Payment from Euroclear Sweden AB is expected to take place on Wednesday, April 23, 2014.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2013.

Discharge from liability

The members of the Board of Directors and the President were discharged from liability for the fiscal year 2013.

Board of Directors

In accordance with the proposal of the Nomination Committee, Leif Johansson was reelected Chairman of the Board of Directors. Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Hans Vestberg, Jacob Wallenberg and Pär Östberg were re-elected to the Board.

Board of Directors’ Fees

The AGM resolved, in accordance with the Nomination Committee’s proposal, on a yearly fee to the Chairman of the Board of SEK 3,975,000 (previously SEK 3,850,000), and fees to other non-employed members of the Board, elected by the AGM, of SEK 950,000 each (previously SEK 900,000 each). Fees for Committee work to non-employed members of the Committees, elected by the AGM, were approved as follows (unchanged); SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 to each of the other members of the Audit Committee, SEK 200,000 to each of the Chairmen of the Finance and Remuneration Committee and SEK 175,000 to each of the other members of the Finance and Remuneration Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2015.

PRESS RELEASE APRIL 11, 2014

Guidelines for Remuneration to Group management

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group management.

Long-Term Variable Remuneration Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

LTV 2014 and transfer of treasury stock

•	Implementation of LTV 2014, with the same structure as previous programs. The program comprises in total up to 27.6 million B shares and includes the Stock Purchase Plan for all employees, the Key Contributor Retention Plan and the Executive Performance Stock Plan. All plans are based on the employees’ own investment in Ericsson shares. If the shares are retained for a period of three years and the employment remains, the participants obtain matching shares from the company. The following performance criteria were resolved for the Executive Performance Stock Plan 2014; net sales compound annual growth rate between 2 and 8 percent (2013-2016), operating income compound annual growth rate between 5 and 15 percent (2013- 2016), and cash conversion at or above 70 percent annually (2014, 2015 and 2016).

•	Transfer of up to 22.8 million B shares during the period November 2014 up to and including November 2018, free of consideration, to employees covered by the terms of the LTV 2014.

•	Transfer of up to 4.8 million B shares on NASDAQ OMX Stockholm, prior to the AGM 2015, at a price within the at each time prevailing price interval for the share, to cover certain expenses, mainly social security charges.

The Company has approximately 3.3 billion shares in issue. The 27.6 million B shares allocated for LTV 2014 now correspond to less than 1 percent of the total number of outstanding shares.

Transfer of treasury stock for previously resolved LTV programs

•	Transfer of approximately 18.6 million B shares on NASDAQ OMX Stockholm prior to the AGM 2015 to cover certain expenses, mainly social security charges, which may occur in relation to the Long-Term Variable Remuneration Programs 2010, 2011, 2012 and 2013.

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, businesses and societies to fulfill their potential and create a more sustainable future.

PRESS RELEASE APRIL 11, 2014

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With more than 110,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2013 were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

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